SembCorp Industries

Rule 12g3-2(b) File No. 825109

1 September 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

dlw 9/23

MASNET No. 20 OF 01.09.2003
Announcement No. 20

SEMBCORP INDUSTRIES LTD

SEMBENVIRO IN JOINT VENTURE WITH ALEX FRASER OF AUSTRALIA FOR SINGAPORE'S FIRST CONSTRUCTION AND DEMOLITION WASTE RECOVERY FACILITY

SembCorp Industries announces that its wholly-owned subsidiary SembCorp Environmental Management (SembEnviro) has on August 28, 2003 entered into a joint venture with Alex Fraser Pty of Australia to run Singapore's first comprehensive automated construction and demolition waste recovery facility.

The joint venture company will be named SembEnviro Alex Fraser with SembEnviro holding 75 per cent of the equity of the company. The authorised and intended paid up capital of the joint venture company is $8 millon comprising 8 million shares of $1.00 each. SembEnviro's investment, reflecting its equity in the joint venture, will be $6 million and is to be internally funded.

This investment does not have a material impact on SembCorp Industries' earnings per share and net tangible asset per share for the current financial year.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 01/09/2003 to the SGX